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                        UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER: 3235-0058
                   Washington, D.C.  20549          Expires: May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                hours per response....2.50

                 NOTIFICATION OF LATE FILING

                                           SEC File Number          0-21378
                                                                  ------------

                                           CUSIP Number           453257 20 6
                                                                  ------------

(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q SB  [ ] Form N-SAR

    For Period Ended:                     December 31, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

                             INCO HOMES CORPORATION
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                           1282 West Arrow Highway
                               Upland, CA 91786
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                           (SEE ATTACH SHEETS)

                                                              SEC 1344 (11/91)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Ira C. Norris or Norman B. Gold           (909)             981-8989
                 ---------------------------------------    -----------      ------------------
                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                See Statement Attached.
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                             Inco Homes Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      March 27, 1997                 By  /s/ Ira C. Norris
     ---------------------------            ----------------------------------
                                                 Ira C. Norris

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                             INCO HOMES CORPORATION
                             ----------------------

                       STATEMENT ATTACHED TO FORM 12b-25
                       FOR PERIOD ENDED DECEMBER 31, 1996


Part III - Narrative

        Inco Homes Corporation ("Company") is unable to timely file its Annual Report on Form 10-K for the period ended December 31, 1996 without unreasonable effort or expense for the following reasons:

        * Key accounting personnel resigned from the Company. This included the Chief Financial Officer who left the Company in January, 1997 and the Division Controller, who left the Company in March, 1997.

        * The Company changed accountants in 1996 requiring additional review by the predecessor accountants.

Part IV - Other Information

        For the year ended December 31, 1996, the Company anticipates reporting a loss of $4.3 million, compared to a loss of $15.7 million in the year ended December 31, 1995. The estimated components of the anticipated 1996 loss are as follows.

                                                     Amount
                                                     ------
                                             (dollars in thousands)
*  Loss from operations                              $3,500

*  Write-down of real estate to fair value              800
                                                     ------
                                                     $4,300
                                                     ======

No assurances can be given that upon finalization of the Annual Report on Form 10-K for the year ended December 31, 1996 the Company's results will not materially differ from the estimates stated above.